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                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                         EI PUERTO RICO OPERATIONS INC.

           Enron Corp., an Oregon corporation ("Enron"), hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of EI Puerto Rico Operations Inc., a Delaware corporation ("EIPR"), an indirect, wholly-owned subsidiary of Enron, for the purpose of notifying the Securities and Exchange Commission that EIPR is a "foreign utility company" under such Section 33(a).

           ITEM 1

           Set forth below is the following information for EIPR: (a) its name;
(b) its business address; (c) a description of the facilities used for the generation, transmission or distribution of electric energy for sale, or for the distribution at retail of natural or manufactured gas, that EIPR will operate; and (d) the ownership of EIPR.

           (a)       Name:  EI Puerto Rico Operations Inc.

           (b)       Business Address:  1400 Smith Street, Houston, Texas 77002.

           (c) Description of Facilities: Pursuant to a contract with EcoElectrica L.P., EIPR will operate a liquefied natural gas ("LNG") marine unloading facility, two 1,000,000-barrel LNG storage tanks, LNG vaporization equipment, an approximately 507 MW cogeneration power plant facility with two natural gas turbines and one steam turbine, and a desalination plant, all of which are located in Penuelas, Puerto Rico. EIPR will also operate a 2.3-mile-long, 230-kiloVolt transmission line connecting the EcoElectrica power plant substation to an existing Puerto Rico Electric Power Authority ("PREPA") substation, a 1.2-mile-long, 24-inch-diameter natural gas accumulator pipeline, and a 3.5-mile-long, 10-inch-diameter pipeline to supply liquefied petroleum gas ("LPG") to the facility. A 1.1-mile-long, 6- to 8-inch-diameter pipeline will be constructed to connect the natural gas accumulator to PREPA's Costa Sur Power Plant.

           EIPR will not itself own any facilities used for the generation, transmission or distribution of electric energy for sale, or for the distribution at retail of natural or manufactured gas.

           (d) Ownership: EIPR is a wholly-owned subsidiary of Enron International Americas Corp., a Delaware corporation, which is a wholly-owned subsidiary of Enron International Asset Management Corp., a Delaware corporation, which is a wholly-owned subsidiary of Enron.

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ITEM 2

           Domestic Associate Public-Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity predominately in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company is an "associate company" of EIPR, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company does not own any of the shares of EIPR.

           State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. Such certification is hereby incorporated by reference.

           The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                          ENRON CORP.


                                          By: /s/ JAMES V. DERRICK, JR.
                                             ----------------------------------
                                                 James V. Derrick, Jr.
                                                 Executive Vice President and
                                                 General Counsel

                                                 February 24, 2000